  Exhibit 8.1

Significant Subsidiaries at March 18, 2011

NAME	COUNTRY OF INCORPORATION	OWNERSHIP AND VOTING PERCENTAGE

KTL Camden, Inc.	Republic of Liberia	100%
KTL Kensington, Inc.	Republic of Liberia	100%
KTL Hampstead, Inc.	Republic of Liberia	100%
KTL Mayfair, Inc.	Republic of Liberia	100%
KTL Belgravia I, Inc.	Republic of Liberia	100%
KTL Belgravia II, Inc.	Republic of Liberia	100%
Golden Future Inc.	Republic of Liberia	100%
Golden Zhejiang Inc.	Republic of Liberia	100%